SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM ANNOUNCES INVESTMENTS OF MORE THAN R$1.0 BILLION IN THE STATE OF RIO GRANDE DO SUL

São Paulo, Brazil, June 5, 2008 - Braskem (BOVESPA: BRKM3, BRKM5, BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading company in the thermoplastic resins industry in Latin America and third-largest resin producer in the Americas, announces investments in the Southern Petrochemical Complex of more than R$1.0 billion over the next three years, as well as the decision to produce green polyethylene in the state of Rio Grande do Sul.

The highlight of this new investment commitment is the decision to install the green polyethylene project at the Southern Complex, with estimated investments of R$400 to R$500 million. The project will be the first commercial-scale operation in the world to produce green polyethylene made from 100% renewable feedstock.

The green polyethylene project is expected to have annual production capacity of 200,000 tons and to generate annual revenue of approximately US$400 million. The feedstock for the plant will be received through the Santa Clara Terminal, and the ethanol used will initially be acquired in the Southeast region of Brazil. The project will consume approximately 450 million litters of ethanol.

Once the project is formally approved by Braskem’s Board of Directors, initial investments should begin by the year-end, with the unit’s operational startup expected in 2010.

The potential demand for the green polyethylene already identified by Braskem is roughly three times higher than the capacity of the plant to be installed at the Southern Petrochemical Complex. The resin has applications in markets such as blow molding packaging for food and hygiene products, and injected molding packaging for home appliances, toy and automotive industries. Green ethylene is a highly valued niche, with clients willing to pay a premium of between 20% and 30% over traditional resin prices, with strong demand particularly from countries where environmental issues are more prominent, such as Europe, United States and Japan.

The investment program is aligned with Company’s strategy of growth with value creation, with the aim of making Braskem one of the ten largest petrochemical companies in the world. In this context, Braskem has been investing to expand all of its industrial units also in the states of Alagoas and Bahia, and has just inaugurated a new polypropylene plant in Paulínia, in the state of São Paulo, with annual production capacity of 350,000 tons.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins industry in Latin America, and is the third-largest resins producer in the Americas. The company operates 19 manufacturing plants located throughout Brazil, and has annual production capacity of more than 11 million tons of petrochemical and chemical products.

Forward-Looking Statement Disclaimer for U.S. Securities Law Purposes

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

For further information visit our website at www.braskem.com.br/ir or contact the IR team:

Luciana Ferreira	Luiz Henrique Valverde	Silvio Nonaka
IR Manager	IRO	IR Manager
Phone: (+55 11) 3576 9178	Phone: (+55 11) 3576 9744	Phone: (+55 11) 3576 9471
luciana.ferreira@braskem.com.br	luiz.valverde@braskem.com.br	silvio.nonaka@braskem.com.br

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 05, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.